Statement of Change in Shareholders Equity

Years ending December 31, 2022 and 2023

	2022	2023
Net Income	$ (366,525.60)	$ (215,824.15)
Paid In Capital	40,591.05	5,766.16
SAFE Investments	465,000.00	498,493.32
Common Stock	50.25	7.74
Change	139,115.70	288,443.07
Beginning	32,100.78	171,216.48
Ending	$ 171,216.48	$ 459,659.55